UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 13, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results
for the Fourth Quarter and the Full Year of 2024

Taipei, February 13, 2025 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$162,264 million for 4Q24, up by 1.0% year-over-year and up by 1.3% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT9,312 million, down from NT$9,392 million in 4Q23 and down from NT$9,733 million in 3Q24.  Basic earnings per share for the quarter were NT$2.15 (or US$0.134 per ADS), compared to NT$2.18 for 4Q23 and NT$2.25 for 3Q24.  Diluted earnings per share for the quarter were NT$2.07 (or US$0.129 per ADS), compared to NT$2.13 for 4Q23 and NT$2.18 for 3Q24.

For the full year of 2024, the Company reported unaudited net revenues of NT$595,410 million and net income attributable to shareholders of the parent of NT$32,483 million.  Basic earnings per share for the full year of 2024 were NT$7.52 (or US$0.470 per ADS).  Diluted earnings per share for the full year of 2024 were NT$7.23 (or US$0.452 per ADS).

As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period.

RESULTS OF OPERATIONS

4Q24 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 43%, 10%, 46%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$135,633 million for the quarter, up from NT$133,679 million in 3Q24.

-	Raw material cost totaled NT$84,434 million for the quarter, representing 52% of the total net revenues.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Labor cost totaled NT$16,749 million for the quarter, representing 10% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,961 million for the quarter.

●	Gross margin decreased by 0.1 percentage points to 16.4% in 4Q24 from 16.5% in 3Q24.

●	Operating margin was 6.9% in 4Q24, compared to 7.2% in 3Q24.

●	In terms of non-operating items:

-	Net interest expense was NT$1,308 million.

-	Net foreign exchange loss was NT$2,787 million, primarily attributable to the appreciation of the U.S. dollar against the New Taiwan dollar.

-	Net gain on valuation of financial assets and liabilities was NT$4,017 million.

-	Net loss on equity-method investments was NT$133 million.

-	Other net non-operating income was NT$441 million, primarily attributable to miscellaneous income.

Total non-operating income and expenses for the quarter was NT$230 million.

●	Income before tax was NT$11,441 million in 4Q24, compared to NT$12,325 million in 3Q24. We recorded income tax expenses of NT$1,862 million for the quarter, compared to NT$2,052 million in 3Q24.

●	Net income attributable to shareholders of the parent was NT$9,312 million in 4Q24, compared to NT$9,392 million in 4Q23 and NT$9,733 million in 3Q24.

●	Our total number of shares outstanding at the end of the quarter was 4,414,930,537, including treasury stock owned by our subsidiaries in 4Q24. Our 4Q24 basic earnings per share of NT$2.15 (or US$0.134 per ADS) were based on 4,324,469,567 weighted average numbers of shares outstanding in 4Q24. Our 4Q24 diluted earnings per share of NT$2.07 (or US$0.129 per ADS) were based on 4,399,408,735 weighted average number of shares outstanding in 4Q24.

4Q24 Results Highlights – ATM

●	Net revenues were NT$88,363 million for the quarter, up by 7.8% year-over-year and up by 3.0% sequentially.

●	Cost of revenues was NT$67,754 million for the quarter, up by 7.9% year-over-year and up by 2.7% sequentially.

-	Raw material cost totaled NT$24,774 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$13,661 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,508 million for the quarter.

●	Gross margin increased by 0.2 percentage points to 23.3% in 4Q24 from 23.1% in 3Q24.

●	Operating margin was 10.7% in both 4Q24 and 3Q24.

4Q24 Results Highlights – EMS

●	Net revenues were NT$74,895 million, down by 5.4% year-over-year and down by 0.6% sequentially.

●	Cost of revenues for the quarter was NT$68,713 million, down by 5.2% year-over-year and up by 0.1% sequentially.

-	Raw material cost totaled NT$60,178 million for the quarter, representing 80% of the total net revenues.

-	Labor cost totaled NT$2,980 million for the quarter, representing 4% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,191 million for the quarter.

●	Gross margin decreased by 0.7 percentage points to 8.3% in 4Q24 from 9.0% in 3Q24.

●	Operating margin was 2.7% in 4Q24, compared to 3.3% in 3Q24.

2024 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2024 amounted to NT$595,410 million, up by 2.3% from the full year of 2023. Net revenues from packaging operations, testing operations, EMS operations and others represented approximately 44%, 9%, 46% and 1% of total net revenues for the year, respectively.

●	Cost of revenue for the year of 2024 was NT$498,478 million, compared to NT$490,157 million in 2023.

-	Raw material cost totaled NT$306,359 million for the year, representing 51% of total net revenues.

-	Labor cost totaled NT$64,268 million for the year, representing 11% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$54,254 million for the year.

●	Gross margin increased by 0.5 percentage points to 16.3% in 2024 from 15.8% in 2023.

●	Operating margin decreased to 6.6% in 2024 from 6.9% in 2023.

●	Total non-operating income for the year was NT$2,517 million, compared to NT$2,272 million in 2023.

●	Income before tax was NT$41,684 million in 2024. We recognized an income tax expense of NT$7,758 million for the year.

●	Net income attributable to shareholders of the parent amounted to NT$32,483 million in 2024, compared to NT$31,725 million in 2023.

●	Our 2024 basic earnings per share of NT$7.52 (or US$0.470 per ADS) were based on 4,318,991,036 weighted average numbers of shares outstanding in 2024. Our 2024 diluted earnings per share of NT$7.23 (or US$0.452 per ADS) were based on 4,392,013,361 weighted average number of shares outstanding in 2024.

2024 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2024 was NT$252,712 million, compared to NT$246,397 million in 2023.

-	Raw material cost totaled NT$90,307 million for the year, representing 28% of total net revenues.

-	Labor cost totaled NT$51,652 million for the year, representing 16% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$48,392 million for the year.

●	Gross margin increased to 22.5% in 2024 from 21.8% in 2023.

●	Operating margin decreased to 9.8% in 2024 from 10.1% in 2023.

2024 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$248,135 million in 2024, up by 1.3% from 2023.

-	Raw material cost totaled NT$216,864 million for the year, representing 80% of total net revenues.

-	Labor cost totaled NT$12,161 million for the year, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$4,808 million for the year.

●	Gross margin increased to 9.0% in 2024 from 8.7% in 2023.

●	Operating margin decreased to 2.9% in 2024 from 3.3% in 2023.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q24 totaled US$640 million, of which US$321 million was used in packaging operations, US$290 million in testing operations, US$24 million in EMS operations and US$5 million in interconnect materials operations and others.

●	Capital expenditures in 2024 totaled US$1,876 million, of which US$957 million was used in packaging operations, US$815 million in testing operations, US$89 million in EMS operations and US$15 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$375,734 million as of December 31, 2024.

●	Current ratio was 1.19 and net debt to equity ratio was 0.37 as of December 31, 2024.

●	Total number of employees was 95,492 as of December 31, 2024, compared to 94,456 as of September 30, 2024.

Business Review

Customers2

ATM Basis

●	Our five largest customers together accounted for approximately 44% of our total net revenues in 4Q24, compared to 42% in 3Q24. Two customers each accounted for more than 10% of our total net revenues in 4Q24 individually.

●	Our top 10 customers contributed 60% of our total net revenues in 4Q24, compared to 58% in 3Q24.

2 In the fourth quarter of 2024, we adjusted our calculation method of revenue sourcing to focus on direct customers rather than end customers. We believe this method better reflects our current business environment. Consequently, we have retrospectively adjusted our customer metrics for the third quarter of 2024.

●	Our customers that are integrated device manufacturers or IDMs accounted for 32% of our total net revenues in 4Q24, compared to 34% in 3Q24.

EMS Basis

●	Our five largest customers together accounted for approximately 72% of our total net revenues in 4Q24, compared to 71% in 3Q24. One customer accounted for more than 10% of our total net revenues in 4Q24.

●	Our top 10 customers contributed 78% of our total net revenues in 4Q24, compared to 77% in 3Q24.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. The announced results of the full year of 2024 are preliminary and subject to audit adjustments. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20-F filed on April 3, 2024.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	4Q24	3Q24	4Q23
EBITDA[3] (NT$ million)	28,797	28,692	28,606

ATM Operations

	4Q24	3Q24	4Q23
Net Revenues (NT$ million)	88,363	85,790	82,004
Revenues by Application
Communication	53%	50%	53%
Computing	17%	18%	17%
Automotive, Consumer & Others	30%	32%	30%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	47%	45%	44%
Wirebonding	27%	29%	30%
Others	7%	8%	8%
Testing	18%	16%	16%
Material	1%	2%	2%
Capacity & EBITDA
CapEx[4](US$ million)	616	588	213
EBITDA[3] (NT$ million)	24,845	24,257	23,787
Number of Wirebonders	25,328	25,373	25,860
Number of Testers	6,300	5,966	5,556

EMS Operations

	4Q24	3Q24	4Q23
Net Revenues (NT$ million)	74,895	75,384	79,182
Revenues by Application
Communication	37%	34%	40%
Computing	9%	9%	11%
Consumer	33%	36%	28%
Industrial	11%	11%	11%
Automotive	8%	9%	8%
Others	2%	1%	2%
Capacity
CapEx[4] (US$ million)	24	14	21

3 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

4 Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2024	Sep. 30 2024 (Retrospectively Adjusted)	Dec. 31 2023	Dec. 31 2024	Dec. 31 2023
Net revenues
Packaging	70,285	69,154	66,221	261,732	256,805
Testing	15,713	14,124	13,363	54,562	49,881
EMS	74,243	74,871	79,155	271,293	268,218
Others	2,023	1,956	1,842	7,823	7,010
Total net revenues	162,264	160,105	160,581	595,410	581,914

Cost of revenues	(135,633)	(133,679)	(134,820)	(498,478)	(490,157)
Gross profit	26,631	26,426	25,761	96,932	91,757

Operating expenses
Research and development	(7,676)	(7,439)	(6,950)	(28,830)	(25,499)
Selling, general and administrative	(7,744)	(7,517)	(6,996)	(28,935)	(25,930)
Total operating expenses	(15,420)	(14,956)	(13,946)	(57,765)	(51,429)
Operating income	11,211	11,470	11,815	39,167	40,328

Net non-operating income and expenses
Interest expense - net	(1,308)	(1,291)	(1,302)	(4,864)	(4,726)
Foreign exchange gain (loss) - net	(2,787)	1,887	3,731	(5,539)	998
Gain (Loss) on valuation of financial assets and liabilities - net	4,017	(946)	(2,977)	9,833	1,860
Gain (Loss) on equity-method investments - net	(133)	485	155	868	1,125
Others - net	441	720	945	2,219	3,015
Total non-operating income and expenses	230	855	552	2,517	2,272
Income before tax	11,441	12,325	12,367	41,684	42,600

Income tax expense	(1,862)	(2,052)	(2,461)	(7,758)	(9,043)
Income from operations and before non-controlling interests	9,579	10,273	9,906	33,926	33,557
Non-controlling interests	(267)	(540)	(514)	(1,443)	(1,832)

Net income attributable to shareholders of the parent	9,312	9,733	9,392	32,483	31,725

Per share data:
Earnings per share
– Basic	NT$2.15	NT$2.25	NT$2.18	NT$7.52	NT$7.39
– Diluted	NT$2.07	NT$2.18	NT$2.13	NT$7.23	NT$7.18

Earnings per equivalent ADS
– Basic	US$0.134	US$0.139	US$0.137	US$0.470	US$0.475
– Diluted	US$0.129	US$0.135	US$0.133	US$0.452	US$0.462

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,399,409	4,391,465	4,351,271	4,392,013	4,347,671

FX (NTD/USD)	32.16	32.31	31.92	32.00	31.09

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2024	Sep. 30 2024 (Retrospectively Adjusted)	Dec. 31 2023	Dec. 31 2024	Dec. 31 2023
Net revenues:
Packaging	71,342	70,290	67,378	265,858	260,486
Testing	15,713	14,124	13,363	54,562	49,881
Direct Material	1,233	1,295	1,205	5,130	4,574
Others	75	81	58	325	174
Total net revenues	88,363	85,790	82,004	325,875	315,115

Cost of revenues	(67,754)	(65,995)	(62,786)	(252,712)	(246,397)
Gross profit	20,609	19,795	19,218	73,163	68,718

Operating expenses:
Research and development	(6,047)	(5,773)	(5,425)	(22,438)	(19,786)
Selling, general and administrative	(5,127)	(4,803)	(4,581)	(18,739)	(17,086)
Total operating expenses	(11,174)	(10,576)	(10,006)	(41,177)	(36,872)
Operating income	9,435	9,219	9,212	31,986	31,846

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2024	Sep. 30 2024	Dec. 31 2023	Dec. 31 2024	Dec. 31 2023
Net revenues
Total net revenues	74,895	75,384	79,182	272,550	268,309

Cost of revenues	(68,713)	(68,627)	(72,496)	(248,135)	(244,947)
Gross profit	6,182	6,757	6,686	24,415	23,362

Operating expenses
Research and development	(1,673)	(1,668)	(1,567)	(6,542)	(5,871)
Selling, general and administrative	(2,523)	(2,636)	(2,320)	(9,883)	(8,511)
Total operating expenses	(4,196)	(4,304)	(3,887)	(16,425)	(14,382)
Operating income	1,986	2,453	2,799	7,990	8,980

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Dec. 31, 2024	As of Sep. 30, 2024 (Retrospectively Adjusted)
Current assets
Cash and cash equivalents	76,493	71,711
Financial assets – current	9,376	6,643
Trade receivables	113,420	114,061
Inventories	61,181	68,991
Others	14,815	17,399
Total current assets	275,285	278,805

Financial assets – non-current & Investments – equity -method	41,810	42,300
Property, plant and equipment	312,531	283,886
Right-of-use assets	11,851	11,502
Intangible assets	67,562	67,639
Others	31,659	30,516
Total assets	740,698	714,648

Current liabilities
Short-term borrowings[5]	47,445	56,726
Current portion of bonds payable & Current portion of long-term borrowings	18,883	23,531
Trade payables	78,221	82,595
Others	86,391	72,698
Total current liabilities	230,940	235,550

Bonds payable	17,978	17,073
Long-term borrowings	121,750	108,003
Other liabilities	24,243	22,912
Total liabilities	394,911	383,538

Equity attributable to shareholders of the parent	323,523	309,456
Non-controlling interests	22,264	21,654
Total liabilities & shareholders’ equity	740,698	714,648

Current ratio	1.19	1.18
Net debt to equity ratio	0.37	0.41

5 Short-term borrowings include short-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

For the three months ended			For the year ended
Dec. 31 2024	Sep. 30 2024 (Retrospectively Adjusted)	Dec. 31 2023	Dec. 31 2024	Dec. 31 2023
Cash Flows from Operating Activities
Income before tax	11,441	12,325	12,367	41,684	42,600
Depreciation & amortization	15,360	15,043	14,607	59,815	58,102
Other operating activities items	8,444	(5,306)	19,854	(10,711)	13,720
Net cash generated from operating activities	35,245	22,062	46,828	90,788	114,422
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(31,546)	(19,769)	(11,859)	(78,614)	(53,683)
Other investment activities items	(11)	(2,593)	582	(5,294)	(1,439)
Net cash used in investing activities	(31,557)	(22,362)	(11,277)	(83,908)	(55,122)
Cash Flows from Financing Activities
Total net proceeds from (repayment of) borrowings and bonds	(1,952)	30,909	(24,441)	16,487	(10,817)
Dividends paid	-	(22,460)	-	(22,460)	(37,841)
Other financing activities items	(121)	(51)	534	(1,298)	(443)
Net cash generated from (used in) financing activities	(2,073)	8,398	(23,907)	(7,271)	(49,101)
Foreign currency exchange effect	3,167	(2,560)	(7,433)	9,600	(955)
Net increase in cash and cash equivalents	4,782	5,538	4,211	9,209	9,244
Cash and cash equivalents at the beginning of period	71,711	66,173	62,812	67,284	58,040
Cash and cash equivalents at the end of period	76,493	71,711	67,023	76,493	67,284
Cash and cash equivalents in the consolidated balance sheet	76,493	71,711	67,284	76,493	67,284
Cash and cash equivalents included in disposal groups held for sale	-	-	(261)	-	-